FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 24, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓   Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__   No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2011, 2010 and 2009

29, Avenue de la Porte-Neuve – 3rd Floor.
L – 2227 Luxembourg

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2011	2010	2009
Continuing operations
Net sales	1	9,972,478	7,711,598	8,149,320
Cost of sales	1 & 2	(6,229,526)	(4,700,810)	(4,864,922)
Gross profit		3,742,952	3,010,788	3,284,398
Selling, general and administrative expenses	1 & 3	(1,853,244)	(1,515,870)	(1,473,791)
Other operating income	5 (i)	11,541	85,658	7,673
Other operating expenses	5 (ii)	(6,491)	(7,029)	(4,673)
Operating income		1,894,758	1,573,547	1,813,607
Interest income	6	30,840	32,855	30,831
Interest expense	6	(52,407)	(64,103)	(118,301)
Other financial results	6	11,268	(21,305)	(64,230)
Income before equity in earnings of associated companies and income tax		1,884,459	1,520,994	1,661,907
Equity in earnings of associated companies	7	61,509	70,057	87,041
Income before income tax		1,945,968	1,591,051	1,748,948
Income tax	8	(525,247)	(450,004)	(513,211)
Income for continuing operations		1,420,721	1,141,047	1,235,737

Discontinued operations
Result for discontinued operations	29	-	-	(28,138)

Income for the year		1,420,721	1,141,047	1,207,599

Attributable to:
Equity holders of the Company		1,331,157	1,127,367	1,161,555
Non-controlling interests		89,564	13,680	46,044
		1,420,721	1,141,047	1,207,599

Earnings per share attributable to the equity holders of the Company during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	1.13	0.95	0.98
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	2.26	1.91	1.97
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.13	0.95	1.00
Basic and diluted earnings per ADS (U.S. dollars per ADS)		2.26	1.91	2.00

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2011	2010	2009

Income for the year	1,420,721	1,141,047	1,207,599
Other comprehensive income:
Currency translation adjustment	(325,789)	108,184	357,511
Changes in the fair value of derivatives held as cash flow hedges	983	7,649	1,384
Share of other comprehensive income of associates:
- Currency translation adjustment	(43,278)	11,413	(1,302)
- Changes in the fair value of derivatives held as cash flow hedges	730	1,049	2,722
Income tax relating to components of other comprehensive income (*)	(2,234)	(3,316)	2,089
Other comprehensive income for the year, net of tax	(369,588)	124,979	362,404
Total comprehensive income for the year	1,051,133	1,266,026	1,570,003

Attributable to:
Equity holders of the Company	1,010,520	1,211,945	1,423,986
Non-controlling interests	40,613	54,081	146,017
	1,051,133	1,266,026	1,570,003
 (*) Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2011		At December 31, 2010
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,053,653		3,780,580
Intangible assets, net	11	3,375,930		3,581,816
Investments in associated companies	12	670,248		671,855
Other investments	13	2,543		43,592
Deferred tax assets	21	234,760		210,523
Receivables	14	133,280	8,470,414	120,429	8,408,795
Current assets
Inventories	15	2,806,409		2,460,384
Receivables and prepayments	16	241,801		282,536
Current tax assets	17	168,329		249,317
Trade receivables	18	1,900,591		1,421,642
Available for sale assets	32	21,572		21,572
Other investments	19	430,776		676,224
Cash and cash equivalents	19	823,743	6,393,221	843,861	5,955,536
Total assets			14,863,635		14,364,331
EQUITY
Capital and reserves attributable to the Company’s equity holders			10,506,227		9,902,359
Non-controlling interests			666,716		648,221
Total equity			11,172,943		10,550,580
LIABILITIES
Non-current liabilities
Borrowings	20	149,775		220,570
Deferred tax liabilities	21	828,545		934,226
Other liabilities	22 (i)	233,653		193,209
Provisions	23 (ii)	72,975		83,922
Trade payables		2,045	1,286,993	3,278	1,435,205
Current liabilities
Borrowings	20	781,101		1,023,926
Current tax liabilities	17	344,932		207,652
Other liabilities	22 (ii)	286,762		233,590
Provisions	24 (ii)	33,605		25,101
Customer advances		55,564		70,051
Trade payables		901,735	2,403,699	818,226	2,378,546
Total liabilities			3,690,692		3,813,751
Total equity and liabilities			14,863,635		14,364,331
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the year	-	-	-	-	-	1,331,157	1,331,157	89,564	1,420,721
Currency translation adjustment	-	-	-	(276,507)	-	-	(276,507)	(49,285)	(325,792)
Hedge reserve, net of tax	-	-	-	-	(1,582)	-	(1,582)	334	(1,248)
Share of other comprehensive income of associates	-	-	-	(43,278)	730	-	(42,548)	-	(42,548)
Other comprehensive income for the year	-	-	-	(319,785)	(852)	-	(320,637)	(48,951)	(369,588)
Total comprehensive income for the year	-	-	-	(319,785)	(852)	1,331,157	1,010,520	40,613	1,051,133
Acquisition and increase of non-controlling interests	-	-	-	-	(1,930)	-	(1,930)	577	(1,353)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(22,695)	(424,078)
Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	-	-	-	-	-	1,127,367	1,127,367	13,680	1,141,047
Currency translation adjustment	-	-	-	67,473	-	-	67,473	40,711	108,184
Hedge reserve, net of tax	-	-	-	-	4,643	-	4,643	(310)	4,333
Share of other comprehensive income of associates	-	-	-	11,413	1,049	-	12,462	-	12,462
Other comprehensive income for the year	-	-	-	78,886	5,692	-	84,578	40,401	124,979
Total comprehensive income for the year	-	-	-	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026
Acquisition and increase of non-controlling interests	-	-	-	-	(367)	-	(367)	(2,651)	(3,018)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(31,881)	(433,264)
Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the year	-	-	-	-	-	1,161,555	1,161,555	46,044	1,207,599
Currency translation adjustment	-	-	-	254,614	-	-	254,614	102,897	357,511
Hedge reserve, net of tax	-	-	-	-	6,397	-	6,397	(2,924)	3,473
Share of other comprehensive income of associates	-	-	-	(1,302)	2,722	-	1,420	-	1,420
Other comprehensive income for the year	-	-	-	253,312	9,119	-	262,431	99,973	362,404
Total comprehensive income for the year	-	-	-	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003
Acquisition and decrease of non-controlling interests	-	-	-	-	(783)	-	(783)	3,425	2,642
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(46,086)	(553,717)
Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

 (1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2010 and 2009 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Note	2011	2010	2009
Cash flows from operating activities
Income for the year		1,420,721	1,141,047	1,207,599
Adjustments for:
Depreciation and amortization	10 & 11	554,345	506,902	504,864
Income tax accruals less payments	28 (ii)	117,633	(57,979)	(458,086)
Equity in earnings of associated companies	7	(61,509)	(70,057)	(86,179)
Interest accruals less payments, net	28 (iii)	(24,880)	17,700	(24,167)
Changes in provisions		(2,443)	(364)	(7,268)
Impairment reversal	5	-	(67,293)	-
Changes in working capital	28 (i)	(646,369)	(644,050)	1,737,348
Other, including currency translation adjustment		(74,194)	44,914	189,837
Net cash provided by operating activities		1,283,304	870,820	3,063,948

Cash flows from investing activities
Capital expenditures	10 & 11	(862,658)	(847,316)	(460,927)
Acquisitions of subsidiaries and associated companies	27	(11,254)	(302)	(64,029)
Proceeds from disposal of property, plant and equipment and intangible assets		6,431	9,290	16,310
Dividends and distributions received from associated companies	12	17,229	14,034	11,420
Changes in investments in short terms securities		245,448	(96,549)	(533,812)
Net cash used in investing activities		(604,804)	(920,843)	(1,031,038)

Cash flows from financing activities
Dividends paid		(401,383)	(401,383)	(507,631)
Dividends paid to non-controlling interest in subsidiaries		(22,695)	(31,881)	(46,086)
Acquisitions of non-controlling interests	27	(16,606)	(3,018)	(9,555)
Proceeds from borrowings		726,189	647,608	631,544
Repayments of borrowings		(953,413)	(862,921)	(2,096,925)
Net cash used in financing activities		(667,908)	(651,595)	(2,028,653)

Increase / (Decrease) in cash and cash equivalents		10,592	(701,618)	4,257
Movement in cash and cash equivalents
At the beginning of the year		820,165	1,528,707	1,525,022
Effect of exchange rate changes		(17,561)	(6,924)	9,124
Decrease in cash due to deconsolidation	32	-	-	(9,696)
Increase due to business combinations		1,836	-	-
Increase / (Decrease) in cash and cash equivalents		10,592	(701,618)	4,257
At December 31,	28 (iv)	815,032	820,165	1,528,707

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value hierarchy	32	Processes in Venezuela
D	Fair value estimation	33	Fees paid to the Company's principal accountant
E	Accounting for derivative financial instruments and hedging activities	34	Subsequent events

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 23, 2012.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2011 and relevant for Tenaris

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on 1 January 2011 that have a material impact on Tenaris.

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	International Accounting Standard (“IAS”) 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future.  IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

▪	IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013.

A           Basis of presentation (Cont.)

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This interpretation is applicable for annual periods beginning on or after 1 January 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

▪	IFRS 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

▪	IFRS 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

▪	IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

The Company's management has not assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

B           Group accounting (Cont.)

(1)           Subsidiaries (Cont.)

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

 (2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2011, Tenaris holds 11.46% of Ternium’s common stock (including treasury shares). The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

•	Both the Company and Ternium are under the indirect common control of San Faustin S.A.
•	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors.
•
Under the shareholders agreement by and between the Company and Techint Holdings S.àr.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2011, 2010 and 2009, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C           Segment information

The Company is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

For purposes of this determination, the Company considered not only the nature of products and services, the economic characteristics and financial effects of each business activities in which the entity engages and the related economic environment in which it operates but also factors such as the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and certain other industrial applications with a production process that consists in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally done to the end user customers, with exports being done through a centrally managed global distribution network and domestic sales done, through local subsidiaries.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through the local subsidiaries. Each order involves the delivery of significant volumes of products in stages through an extended period of time.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed Tenaris’ internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

D           Foreign currency translation (Cont.)

(1)           Functional and presentation currency (Cont.)

Tenaris determined that the functional currency of its Argentine subsidiaries (i.e., Siderca S.A.I.C. (“Siderca”) and its subsidiaries in that country) is the U.S. dollar, based on the following principal considerations:

•
Their sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	The prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
•	Their net financial assets and liabilities are mainly received and maintained in U.S. dollars;
•	The exchange rate of Argentina’s legal currency has long-been affected by recurring and severe economic crises.

In addition, the Company’s Colombian subsidiaries and most of its distribution and trading subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican and Canadian subsidiaries, from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A., or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries within the Tubes segment (other than its European manufacturing subsidiaries) have the U.S. dollar as their functional currency. In the Projects and Others segments, the Company maintains the Brazilian Real as the functional currency of its Brazilian subsidiaries.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

D           Foreign currency translation (Cont.)

(2)           Transactions in currencies other than the functional currency (Cont.)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

 (3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2011.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Consolidated Income Statement.

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks amounts to $86.7 million and $89.7 million at December 31, 2011 and 2010 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2011, 2010 and 2009 totaled $68.4 million, $61.8 million and $62.7 million, respectively.

(5)           Customer relationships
In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:
(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships (see Note 5).

In 2011 and 2010, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H           Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are categorized as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

• K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.
For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:
•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
•	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2011, 2010 and 2009 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are valued at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in the Consolidated Statement of Other Comprehensive Income. In this case, the tax is also recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O           Employee benefits

(a)           Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian subsidiary.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the above mentioned, the structure of the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

 (b)           Defined benefit pension obligations

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. The present value of the defined benefit pension obligation is calculated, at least at each year-end by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

O           Employee benefits (Cont.)

(b)           Defined benefit pension obligations (Cont.)

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages.

Tenaris sponsors other funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

(c)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(d) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash redemption of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $55.5 million and $40.4 million at December 31, 2011 and 2010, respectively. As of December 31, 2011, and 2010 Tenaris has recorded a total liability of $50.3 million and $33.5 million, respectively, based on actuarial calculations provided by independent advisors.

P           Employees’ statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities in the Consolidated Statement of Financial Position. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

Q           Provisions (Cont.)

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.3%, 1.2% and 0.7% as of December 31, 2011, 2010 and 2009, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:
•	Interest income: on the effective yield basis.
•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

T           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U    Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V    Financial instruments

Non derivative financial instruments comprise investment in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.
•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment; comprise trade receivables and other receivables.
•	Available for sale assets: See Note 32
•	Other financial liabilities: measured at amortized cost using the effective interest rate method; comprise borrowings and trade and other payables.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)           Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.08 as of December 31, 2011, in comparison with 0.11 as of December 31, 2010. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’ financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’ main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2011 and 2010:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2011	2010
Argentine Peso / U.S. dollar	(181,622)	(74,440)
Mexican Peso / U.S. dollar	56,652	177,227
Canadian dollar / U.S. dollar	(23,670)	(68,195)
U.S. dollar / Japanese Yen	68,366	37,726
U.S. dollar / Euro	(66,272)	(113,836)
U.S. dollar / Brazilian real	(64,060)	304,229

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures as of December 31, 2011 correspond to:

·    Argentine Peso / U.S. dollar
Consists primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would generate a pre-tax gain / loss of $1.8 million and $0.7 million as of December 31, 2011 and 2010, respectively.

The main relevant exposures as of December 31, 2010 corresponded to:

·    Brazilian real / U.S. dollar
Consisted primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency was the Brazilian real. A change of 1% in the BRL/USD exchange rate would have generated a pre-tax gain / loss of $2.7 million, which would have been to a large extent offset by changes to Tenaris’ net equity position. Tenaris also entered into foreign exchange derivative contracts to preserve the U.S. dollar value of certain forecasted sales denominated in Brazilian real, which could have added a gain / loss of $0.3 million per one percent change in the BRL/USD exchange rate.

·    Mexican peso / U.S. dollar
Consisted primarily of various foreign exchange derivative contracts entered to preserve the U.S. dollar value of borrowings denominated in Mexican peso. A change of 1% in the MXN/USD exchange rate would have generated a pretax gain / loss of $2.0 million. Additionally Tenaris had Cash and cash equivalents and sales denominated in U.S. dollar at subsidiaries which functional currency was the Mexican peso, that could have offset this impact by $0.2 million per one percent change in the MXN/USD exchange rate.

·    Euro / U.S. dollar
Consisted primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency was the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.1 million, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2011 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.4 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’ net equity position of $1.0 million. For balances held as of December 31, 2010, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $7.9 million (including a loss / gain of $1.8 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $3.6 million.

Additionally, the Company has recognized an embedded derivative in connection with a ten-year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2011 has an estimated outstanding amount of approximately $199 million. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would have resulted in a maximum pre-tax gain / loss of approximately $1.9 million and $2.2 million in connection with this instrument as of December 31, 2011 and 2010 respectively.

A. Financial Risk Factors (Cont.)

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2011		2010
	Amount in thousands of U.S. dollars	Percentage	Amount in thousands of U.S. dollars	Percentage
Fixed rate	651,939	70%	632,766	51%
Variable rate	278,937	30%	611,730	49%
Total	930,876		1,244,496

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $7.3 million in 2011 and $10.5 million in 2010. These results exclude the effect of interest rate swaps in 2010.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $7.1 million in 2011 and $9.4 million in 2010, partially offsetting the net losses to Tenaris’s borrowing costs.

In order to partially hedge future interest payments related to long-term debt, Tenaris entered in 2008 and 2009 into interest rate swaps and swaps with an embedded knock-in option (See Note 25). All of Tenaris’ interest rate derivatives were designated for hedge accounting. Interest differentials earned on these contracts were recorded to on the interest expenses line at the same pace that interests were accrued on the underlying debt, thus discharging the equity reserve. All interest rate derivatives were settled during 2011. The outstanding notional as of December 31, 2010 was $350 million.

Tenaris estimates that, if market interest rates applicable to the hedged borrowings had been 100 basis point higher, then an additional pre-tax gain of $2.4 million would have been recorded in 2010, partially offsetting the losses to Tenaris’s borrowings estimated above. No impact would have been recorded in 2011 because Tenaris has already fixed the reference rate by the end of 2010.

 (iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2011 and 2010.

A. Financial Risk Factors (Cont.)

(iv)           Credit risk (Cont.)

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2011 and 2010 trade receivables amount to $1,900.6 million and $1,421.6 million respectively. Trade receivables have guarantees under letter of credit and other bank guarantees of $240.1 million and $137.2 million, credit insurance of $562.1 million and $475.8 million and other guarantees of $16.2 million and $2.7 million as of December 31, 2011 and 2010 respectively.

As of December 31, 2011 and 2010 trade receivables amounting to $353 million and $246 million were past due but not impaired, respectively. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $25.9 million as of December 31, 2011 and $20.8 million as of December 31, 2010. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 94.7% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2011, in comparison with more than 92.9% as of December 31, 2010.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2011, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 8.4% of total assets at the end of 2011 compared to 10.6% at the end of 2010.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2011 Tenaris does not have direct exposure on financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2011 and 2010, U.S. dollar denominated liquid assets represented around 66% and 84% of total liquid financial assets respectively. As of December 31, 2011 an estimated 20% of the Company’s liquid financial assets were momentarily invested in Brazilian Real-denominated instruments held at its Brazilian subsidiary, Confab Industrial S.A., to fund the disbursement of a participation in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) which was completed in January, 2012 (See note 34).

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2011	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	6,382	-	-	6,382
Trade receivables	-	1,900,591	-	1,900,591
Other receivables	-	119,283	-	119,283
Available for sale assets	-	-	21,572	21,572
Other investments	433,319	-	-	433,319
Cash and cash equivalents	823,743	-	-	823,743
Total	1,263,444	2,019,874	21,572	3,304,890

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2011
Liabilities as per statement of financial position
Borrowings	-	930,876	930,876
Derivative financial instruments	45,749	-	45,749
Trade and other payables (*)	-	946,392	946,392
Total	45,749	1,877,268	1,923,017

December 31, 2010	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	31,537	-	-	31,537
Trade receivables	-	1,421,642	-	1,421,642
Other receivables	-	115,469	-	115,469
Available for sale assets	-	-	21,572	21,572
Other investments	719,816	-	-	719,816
Cash and cash equivalents	843,861	-	-	843,861
Total	1,595,214	1,537,111	21,572	3,153,897

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2010
Liabilities as per statement of financial position
Borrowings	-	1,244,496	1,244,496
Derivative financial instruments	11,972	-	11,972
Trade and other payables (*)	-	852,678	852,678
Total	11,972	2,097,174	2,109,146

(*) The maturity of most of trade payables is of one year or less.

C. Fair value hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

C. Fair value hierarchy (Cont.)

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2011 and 2010.

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	823,743	-	-	823,743
Other investments	350,481	80,295	2,543	433,319
Foreign exchange derivatives contracts	-	5,238	-	5,238
Embedded derivative (See Note 25)	-	-	1,144	1,144
Available for sale assets (**)		-	21,572	21,572
Total	1,174,224	85,533	25,259	1,285,016
Liabilities
Foreign exchange derivatives contracts	-	45,040	-	45,040
Embedded derivative (See Note 25)			709	709

Total	-	45,040	709	45,749

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	843,861	-	-	843,861
Other investments	540,298	163,347	16,171	719,816
Foreign exchange derivatives contracts	-	28,259	-	28,259
Embedded derivative (See Note 25)	-	-	3,278	3,278
Available for sale assets (**)	-	-	21,572	21,572
Total	1,384,159	191,606	41,021	1,616,786
Liabilities
Foreign exchange derivatives contracts	-	6,613	-	6,613
Interest rate derivatives financial instruments	-	5,359	-	5,359
Total	-	11,972	-	11,972

(**) For further detail regarding Available for sale assets, see Note 32.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities grabbed from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (See Note 32).

The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31,
	2011	2010
	Assets / Liabilities
Net assets at the beginning of the year	41,021	29,439
Available for sale assets	-	-
(Loss) / Gain for the year	(3,078)	6,002
Reclassifications	(13,320)	5,603
Currency translation adjustment	(73)	(23)
Net assets at the end of the year	24,550	41,021

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves, while the fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 98.8% of its carrying amount including interests accrued in 2011 as compared with 99.5% in 2010. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.2% in the fair value of borrowings as of December 31, 2011 and 0.1% in 2010. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.
Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2011, the effective portion of designated cash flow hedges amounts to $8.2 million and is included in Other Reserves in equity (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2011
Net sales	8,481,299	724,174	767,005	-	9,972,478	-
Cost of sales	(5,200,327)	(490,105)	(539,094)	-	(6,229,526)	-
Gross profit	3,280,972	234,069	227,911	-	3,742,952	-
Selling, general and administrative expenses	(1,668,444)	(94,307)	(90,493)	-	(1,853,244)	-
Other operating income (expenses), net	6,263	(937)	(276)	-	5,050	-
Operating income	1,618,791	138,825	137,142	-	1,894,758	-
Segment assets	12,707,487	1,016,752	447,576	691,820	14,863,635	-
Segment liabilities	3,348,150	235,263	107,279	-	3,690,692	-
Capital expenditures	790,454	58,908	13,296	-	862,658	-

Depreciation and amortization	517,726	21,195	15,424	-	554,345	-

Year ended December 31, 2010
Net sales	6,676,429	428,771	606,398	-	7,711,598	-
Cost of sales	(3,975,935)	(286,415)	(438,460)	-	(4,700,810)	-
Gross profit	2,700,494	142,356	167,938	-	3,010,788	-
Selling, general and administrative expenses	(1,365,757)	(80,485)	(69,628)	-	(1,515,870)	-
Other operating income (expenses), net	68,601	1,817	8,211	-	78,629	-
Operating income	1,403,338	63,688	106,521	-	1,573,547	-
Segment assets	12,215,642	1,018,607	436,655	693,427	14,364,331	-
Segment liabilities	3,453,083	259,691	100,977	-	3,813,751	-
Capital expenditures	799,724	42,740	4,852	-	847,316	-

Depreciation and amortization	471,717	19,843	15,342	-	506,902	-
Impairment reversal	67,293	-	-	-	67,293	-

Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	-	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	-	(4,864,922)	(31,866)
Gross profit	2,901,034	282,310	101,054	-	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	-	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	-	3,000	(179)
Operating income	1,576,842	208,634	28,131	-	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	-
Segment liabilities	3,463,294	234,549	64,629	-	3,762,472	-
Capital expenditures	425,545	30,820	4,562	-	460,927	-

Depreciation and amortization	464,841	18,593	21,403	-	504,837	27

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $266,806, $204,478 and $113,408 in 2011, 2010 and 2009, respectively.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	-	9,972,478	-
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635	-
Trade receivables	518,272	545,336	320,075	377,569	139,339	-	1,900,591	-
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	-	4,053,653	-
Capital expenditures	496,021	150,419	176,861	22,669	16,688	-	862,658	-

Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	-	554,345	-

Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	-	7,711,598	-
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331	-
Trade receivables	430,184	332,263	315,443	259,434	84,318	-	1,421,642	-
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	-	3,780,580	-
Capital expenditures	561,782	123,586	130,232	20,839	10,877	-	847,316	-

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	-	506,902	-

Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	-	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	-
Trade receivables	344,548	361,976	235,708	327,924	40,146	-	1,310,302	-
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	-	3,254,587	-
Capital expenditures	261,781	99,521	68,394	5,580	25,651	-	460,927	-

Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	-	504,837	27

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania  and United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia , United Arab Emirates and Jordan; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (year 2009) (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2011, 2010 and 2009 (See Note 32).

2           Cost of sales
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009

Inventories at the beginning of the year	2,460,384	1,687,059	3,091,401

Plus: Charges of the year
Raw materials, energy, consumables and other	4,409,698	3,690,900	1,948,596
Increase in inventory due to business combinations	10,688	-	53,541
Services and fees	368,910	329,687	240,346
Labor cost	1,133,186	941,375	737,883
Depreciation of property, plant and equipment	312,601	290,299	263,634
Amortization of intangible assets	6,561	3,351	2,813
Maintenance expenses	220,240	174,966	145,413
Provisions for contingencies	-	-	1,984
Allowance for obsolescence	11,067	(34,522)	89,041
Taxes	4,958	7,121	6,799
Other	97,642	70,958	46,122
	6,575,551	5,474,135	3,536,172
Deconsolidation / Transfer to assets held for sale	-	-	(43,726)
Less: Inventories at the end of the year	(2,806,409)	(2,460,384)	(1,687,059)
	6,229,526	4,700,810	4,896,788
From Discontinued operations	-	-	(31,866)
	6,229,526	4,700,810	4,864,922

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Services and fees	218,991	207,427	207,202
Labor cost	527,223	454,127	407,235
Depreciation of property, plant and equipment	12,400	12,506	14,524
Amortization of intangible assets	222,783	200,746	223,893
Commissions, freight and other selling expenses	545,228	420,417	368,451
Provisions for contingencies	35,847	26,430	33,880
Allowances for doubtful accounts	7,749	(17,361)	13,837
Taxes	148,912	120,591	114,976
Other	134,111	90,987	99,333
	1,853,244	1,515,870	1,483,331
From Discontinued operations	-	-	(9,540)
	1,853,244	1,515,870	1,473,791

4           Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Wages, salaries and social security costs	1,616,299	1,359,994	1,113,757
Employees' severance indemnity	14,923	12,850	13,436
Pension benefits - defined benefit plans	10,300	8,795	8,734

Employee retention and long term incentive program	18,887	13,863	9,191
	1,660,409	1,395,502	1,145,118
From Discontinued operations	-	-	(23,024)
	1,660,409	1,395,502	1,122,094

At the year-end, the number of employees was 26,980 in 2011, 25,422 in 2010 and 22,591 in 2009.

5           Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2011	2010	2009
(i)	Other operating income
	Reimbursement from insurance companies and other third parties agreements	695	9,810	76
	Net income from other sales	5,510	1,955	2,130
	Net rents	2,487	2,793	3,538
	Impairment reversal (*)	-	67,293	-
	Other	2,849	3,807	1,750
		11,541	85,658	7,494
	From Discontinued operations	-	-	179
		11,541	85,658	7,673
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	4,341	3,304	2,758
	Provisions for legal claims and contingencies	1,411	2,741	-
	Loss on fixed assets and material supplies disposed / scrapped	48	352	27
	Allowance for doubtful receivables	691	632	1,888

		6,491	7,029	4,673

(*) 2010 Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there had been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris used the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expected that its competitive conditions and activity levels will continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill (see Note 11). The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

The Company has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the Consolidated Income Statement.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2011	2010	2009
Interest income	30,840	32,855	30,986
Interest expense (*)	(52,407)	(64,103)	(121,881)
Interest net	(21,567)	(31,248)	(90,895)

Net foreign exchange transaction results	65,365	(26,581)	(73,015)
Foreign exchange derivatives contracts results (**)	(49,349)	7,183	10,467
Other	(4,748)	(1,907)	(2,564)
Other financial results	11,268	(21,305)	(65,112)

Net financial results	(10,299)	(52,553)	(156,007)
From Discontinued operations	-	-	4,307
	(10,299)	(52,553)	(151,700)

Items included in this note for the year 2009 differ from its corresponding line in the Consolidated Income Statement because they include results from discontinued operations.

(*) Includes losses on interest rate swaps of $5.2 million, $15.6 million and $21.7 million, in 2011, 2010 and 2009, respectively. As previously described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage began between April and June 2009, and expired between April and June 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid a syndicated loan facility which was part of the underlying risk. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Includes a loss on identified embedded derivatives of $3.1 million, and gains of $6.1 million and $27.9 million for 2011, 2010 and 2009, respectively.

7           Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
From associated companies	61,509	70,553	87,159
Loss on sale of associated companies and other	-	(496)	(980)
	61,509	70,057	86,179
From Discontinued operations	-	-	862
	61,509	70,057	87,041

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Current tax	623,646	395,183	541,818
Deferred tax	(98,399)	54,821	(28,665)
	525,247	450,004	513,153
From Discontinued operations	-	-	58
	525,247	450,004	513,211

8           Income tax (Cont.)

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Income before income tax	1,945,968	1,591,051	1,748,948

Tax calculated at the tax rate in each country	493,507	440,882	525,844
Non taxable income / Non deductible expenses	17,993	(2,948)	(25,760)
Changes in the tax rates	(7,736)	(17)	837
Effect of currency translation on tax base (*)	25,000	12,158	13,203

Utilization of previously unrecognized tax losses	(3,517)	(71)	(913)

Tax charge	525,247	450,004	513,211

(*) Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced deductions for tax purposes in future periods. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2011	2010	2009
Net income attributable to equity holders	1,331,157	1,127,367	1,161,555
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.13	0.95	0.98
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	2.26	1.91	1.97

Dividends paid	(401,383)	(401,383)	(507,631)
Basic and diluted dividends per share (U.S. dollars per share)	0.34	0.34	0.43
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.68	0.68	0.86

Result for discontinued operations attributable to equity holders	-	-	(16,454)
Basic and diluted earnings per share (U.S. dollars per share)	-	-	(0.01)
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	-	-	(0.03)

(*) Each ADS equals to two shares

On November 3, 2011, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 24, 2011, with an ex-dividend date of November 21, 2011.

On June 1, 2011, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

9           Earnings and dividends per share (Cont.)

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

10           Property, plant and equipment, net

Year ended December 31, 2011	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364
Translation differences	(101,796)	(302,323)	(5,947)	(12,343)	(1,283)	(423,692)
Additions	24,282	1,400	2,729	790,211	7,718	826,340
Disposals / Consumptions	(296)	(13,305)	(4,963)	-	(2,553)	(21,117)
Increase due to business combinations	-	9,563	291	-	285	10,139
Transfers / Reclassifications	538,731	783,787	80,524	(1,389,696)	(268)	13,078
Values at the end of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112

Depreciation
Accumulated at the beginning of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
Translation differences	(26,304)	(147,688)	(4,277)	-	(309)	(178,578)
Depreciation charge	30,554	267,449	25,475	-	1,523	325,001
Transfers / Reclassifications	79,093	(79,710)	577	-	(12)	(52)
Disposals / Consumptions	(44)	(10,854)	(3,798)	-	-	(14,696)
Accumulated at the end of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
At December 31, 2011	1,018,348	2,568,008	122,910	318,297	26,090	4,053,653

Year ended December 31, 2010	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982
Translation differences	16,159	(3,095)	2,173	21,068	(603)	35,702
Additions	28,780	2,535	2,921	783,325	2,255	819,816
Disposals / Consumptions	(1,455)	(26,080)	(4,663)	-	(1,476)	(33,674)
Transfers / Reclassifications	48,892	241,399	26,580	(325,287)	954	(7,462)
Values at the end of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364

Depreciation
Accumulated at the beginning of the year	183,823	4,310,819	125,945	-	12,808	4,633,395
Translation differences	4,337	4,704	1,470	-	(440)	10,071
Depreciation charge	22,697	256,182	22,483	-	1,443	302,805
Transfers / Reclassifications	(225)	103	189	-	(139)	(72)
Disposals / Consumptions	(493)	(20,008)	(3,772)	-	(142)	(24,415)
Accumulated at the end of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
At December 31, 2010	640,726	2,118,083	68,253	930,125	23,393	3,780,580

Property, plant and equipment include capitalized interests for net amounts at December 31, 2011 and 2010 of $4,560 (out of which $537 were capitalized during the year 2011) and $4,450 (out of which $1,390 were capitalized during the year 2010), respectively.

11           Intangible assets, net

Year ended December 31, 2011	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	241,116	498,162	2,147,066	2,071,315	4,957,659
Translation differences	(8,955)	(3,144)	(1,908)	(11,369)	(25,376)
Additions	35,848	470	-	-	36,318
Transfers / Reclassifications	261	(71)	-	-	190
Increase due to business combinations	-	-	1,085	-	1,085
Disposals	(33)	-	-	-	(33)
Values at the end of the year	268,237	495,417	2,146,243	2,059,946	4,969,843

Amortization and impairment
Accumulated at the beginning of the year	159,661	213,092	342,396	660,694	1,375,843
Translation differences	(4,646)	(139)	(1,908)	(4,558)	(11,251)
Amortization charge	36,579	30,627	-	162,138	229,344
Disposals	(23)	-	-	-	(23)
Accumulated at the end of the year	191,571	243,580	340,488	818,274	1,593,913
At December 31, 2011	76,666	251,837	1,805,755	1,241,672	3,375,930

Year ended December 31, 2010	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	232,184	498,319	2,142,762	2,045,672	4,918,937
Translation differences	1,082	1,590	4,304	25,643	32,619
Additions	27,188	312	-	-	27,500
Transfers / Reclassifications	2,513	(685)	-	-	1,828
Disposals	(21,851)	(1,374)	-	-	(23,225)
Values at the end of the year	241,116	498,162	2,147,066	2,071,315	4,957,659

Amortization and impairment
Accumulated at the beginning of the year	160,446	185,070	338,092	564,409	1,248,017
Translation differences	492	(213)	4,304	9,592	14,175
Amortization charge	20,005	30,106	-	153,986	204,097
Transfers / Reclassifications	541	(500)	-	-	41
Impairment reversal	-	-	-	(67,293)	(67,293)
Disposals	(21,823)	(1,371)	-	-	(23,194)
Accumulated at the end of the year	159,661	213,092	342,396	660,694	1,375,843
At December 31, 2010	81,455	285,070	1,804,670	1,410,621	3,581,816
(*) Includes Proprietary Technology.
The geographical allocation of goodwill was $1,614.5 million for North America, $189.4 million for South America and $0.8 million for Europe for the years ended December 31, 2011 and 2010. For 2011 the geographical allocation include goodwill of $1.1 million in Middle East & Africa.

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2011, was as follows:

(All amounts in million US dollar)
As of December 31, 2011	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	-	-	-	721.5
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	-	-	-	45.8	45.8
Coiled Tubing	4.0	-	-	-	4.0
Other	-	-	1.9	-	1.9
Total	725.5	919.9	114.6	45.8	1,805.8

Impairment tests

In 2011 and 2010, the CGU’s shown in the previous table were tested for impairment. Additionally the Prudential CGU was tested for impairment reversal in 2010. No other CGU was tested for impairment in 2011 and 2010 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2011, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.
The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2011, the discount rates used were in a range between 9% and 12%; in 2010, the discount rates used were in a range between 9% and 13%.

11           Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $108 million as of December 31, 2011. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’ clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 5.1%, a fall in growth rate to 1.4% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2011, no cumulative amount of recognized impairment charges are subject to reversal.

12           Investments in associated companies

	Year ended December 31,
	2011	2010
At the beginning of the year	671,855	602,572
Translation differences	(43,278)	11,413
Equity in earnings of associated companies	61,509	70,553
Dividends and distributions received	(17,229)	(14,034)
Treasury shares held by associated companies	(3,339)	-
Acquisitions	-	302
Increase in equity reserves in Ternium	730	1,049
At the end of the year	670,248	671,855

The principal associated companies are:
		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2011	2010	2011	2010
Ternium S.A.	Luxembourg	11.46% (*)	11.46%	651,021	651,361
Others	-	-	-	19,227	20,494
				670,248	671,855

(*) Including treasury shares
Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	Ternium S.A.
	2011	2010
Non-current assets	5,181,973	5,579,438
Current assets	5,564,601	5,532,893
Total assets	10,746,574	11,112,331
Non-current liabilities	1,934,775	2,540,594
Current liabilities	1,970,600	1,555,636
Total liabilities	3,905,375	4,096,230
Non-controlling interests	1,084,827	1,135,361
Revenues	9,157,198	7,382,004
Gross profit	2,062,946	1,716,750

Net income for the year attributable to equity holders of the company	513,541	622,076

13           Other investments – non current

	Year ended December 31,
	2011	2010
Deposits with insurance companies	-	27,372
Investments in other companies	2,277	2,474
Others	266	13,746
	2,543	43,592

14           Receivables – non current

	Year ended December 31,
	2011	2010
Government entities	3,387	3,667
Employee advances and loans	14,763	14,631
Tax credits	12,440	18,220

Receivables from related parties	22,177	930

Legal deposits	31,643	26,687
Advances to suppliers and other advances	27,167	35,530
Derivative financial instruments	427	1,853
Others	24,721	22,717
	136,725	124,235
Allowances for doubtful accounts (see Note 23 (i))	(3,445)	(3,806)
	133,280	120,429

15Inventories

	Year ended December 31,
	2011	2010
Finished goods	969,636	890,313
Goods in process	693,739	576,092
Raw materials	499,112	443,265
Supplies	465,443	429,409
Goods in transit	331,216	272,744
	2,959,146	2,611,823
Allowance for obsolescence (see Note 24 (i))	(152,737)	(151,439)
	2,806,409	2,460,384

16           Receivables and prepayments

	Year ended December 31,
	2011	2010
Prepaid expenses and other receivables	72,278	58,176
Government entities	7,392	7,190
Employee advances and loans	11,978	19,479
Advances to suppliers and other advances	61,659	54,048
Government tax refunds on exports	25,973	30,130
Receivables from related parties	14,892	35,153
Derivative financial instruments	5,955	29,684
Miscellaneous	47,354	55,250
	247,481	289,110
Allowance for other doubtful accounts (see Note 24 (i))	(5,680)	(6,574)
	241,801	282,536

17           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2011	2010
V.A.T. credits	114,561	126,214
Prepaid taxes	53,768	123,103
	168,329	249,317

	Year ended December 31,
Current tax liabilities	2011	2010
Income tax liabilities	240,539	108,744
V.A.T. liabilities	24,392	24,384
Other taxes	80,001	74,524
	344,932	207,652

18           Trade receivables

	Year ended December 31,
	2011	2010
Current accounts	1,911,952	1,410,235
Receivables from related parties	14,588	32,235
	1,926,540	1,442,470
Allowance for doubtful accounts (see Note 24 (i))	(25,949)	(20,828)
	1,900,591	1,421,642

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2011
Guaranteed	818,438	657,786	137,344	23,308
Not guaranteed	1,108,102	890,188	195,324	22,590
Guaranteed and not guaranteed	1,926,540	1,547,974	332,668	45,898
Allowance for doubtful accounts	(25,949)	-	(4,129)	(21,820)
Net Value	1,900,591	1,547,974	328,539	24,078

At December 31, 2010
Guaranteed	615,672	543,346	62,842	9,484
Not guaranteed	826,798	632,274	173,573	20,951
Guaranteed and not guaranteed	1,442,470	1,175,620	236,415	30,435
Allowance for doubtful accounts	(20,828)	-	(4,202)	(16,626)
Net Value	1,421,642	1,175,620	232,213	13,809

19           Cash and cash equivalents, and Other investments

	Year ended December 31,
	2011	2010
Other investments
Financial debt instruments and time deposits	430,776	676,224

Cash and cash equivalents
Cash at banks	202,927	174,167
Liquidity funds	258,723	361,999
Short – term investments	362,093	307,695
Cash and cash equivalents	823,743	843,861

20           Borrowings

	Year ended December 31,
	2011	2010
Non-current
Bank borrowings	151,475	222,596
Other loans	-	402
Finance lease liabilities	100	260
Costs of issue of debt	(1,800)	(2,688)
	149,775	220,570
Current
Bank borrowings	760,604	997,378
Other loans, including related companies	12,221	4,729
Bank overdrafts	8,711	23,696
Finance lease liabilities	160	163
Costs of issue of debt	(595)	(2,040)
	781,101	1,023,926
Total Borrowings	930,876	1,244,496

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2011
Financial lease	160	90	10	-	-	-	260
Other borrowings	780,941	110,819	8,518	8,753	6,578	15,007	930,616
Total borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876

Interest to be accrued (*)	16,050	1,797	808	725	618	749	20,747
Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2010
Financial lease	163	163	97	-	-	-	423
Other borrowings	1,023,763	154,064	33,106	7,999	7,873	17,268	1,244,073
Total borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

Interest to be accrued (*)	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivatives contract	5,359	-	-	-	-	-	5,359
Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

(*) Includes the effect of hedge accounting.

20           Borrowings (Cont.)

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
May 2007	Hydril	Syndicated	300.0	33.3	May 2012(*)
June 2008	Dalmine	Syndicated	150.0	75.0	June 2013
2011	Siderca	Bank loans	339.7	339.7	Several in 2012
2011	Tamsa	Bank loans	250.9	250.9	Several in 2012 & 2013

(*) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2011, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2011 and 2010 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.
	2011	2010
Total borrowings	3.84%	4.08%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2011	2010
USD	Variable	65,087	155,356
MXN	Fixed	77,553	-
BRL	Fixed	-	55,059
Others	Variable	480	7,284
Others	Fixed	6,655	2,871
Total non current borrowings		149,775	220,570

Tenaris' consolidated debt includes $7.3 million of Dalmine secured by certain of its properties. The carrying amount of those assets at December 31, 2011 amounts to $122.2 million.

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings
		Year ended December 31,
Currency	Interest rates	2011	2010
USD	Variable	165,827	384,644
ARS	Fixed	339,733	342,614
MXN	Fixed	173,313	200,174
EUR	Variable	38,076	37,817
USD	Fixed	173	34,451
BRL	Fixed	49,171	-
Others	Variable	9,472	17,657
Others	Fixed	5,336	6,569
Total current borrowings		781,101	1,023,926

21           Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	373,759	31,852	673,201	1,078,812
Translation differences	(31,095)	(2,055)	(3,567)	(36,717)
Charged directly to Other Comprehensive Income	-	-	234	234
Income statement charge / (credit)	11,389	(4,058)	(72,914)	(65,583)
At December 31, 2011	354,053	25,739	596,954	976,746

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	251,174	38,736	708,641	998,551
Translation differences	8,020	1,175	4,429	13,624
Charged directly to Other Comprehensive Income	-	-	1,133	1,133
Income statement charge / (credit)	114,565	(8,059)	(41,002)	65,504
At December 31, 2010	373,759	31,852	673,201	1,078,812

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)
Translation differences	5,299	454	(805)	3,555	8,503
Charged directly to Other Comprehensive Income	-	-	-	1,246	1,246
Income statement charge / (credit)	(6,832)	(25,506)	(4,951)	(312)	(37,601)
At December 31, 2011	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)
Translation differences	(1,778)	(266)	(2,926)	(1,842)	(6,812)
Charged directly to Other Comprehensive Income	-	-	-	972	972
Income statement charge / (credit)	(15,920)	(6,176)	9,258	(1,064)	(13,902)
At December 31, 2010	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2011	2010
Deferred tax assets to be recovered after 12 months	(135,918)	(129,416)
Deferred tax liabilities to be recovered after 12 months	913,867	1,012,852

21           Deferred income tax (Cont.)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate setoff, are shown in the consolidated statement of financial position:

	Year ended December 31,
	2011	2010
Deferred tax assets	(234,760)	(210,523)
Deferred tax liabilities	828,545	934,226
	593,785	723,703

The movement on the net deferred income tax liability account is as follows:
	Year ended December 31,
	2011	2010
At the beginning of the year	723,703	663,184
Translation differences	(28,214)	6,812
Charged directly to Other Comprehensive Income	1,480	2,105
Income statement (credit) / charge	(98,399)	54,821

Deferred employees' statutory profit sharing charge	(4,785)	(3,219)
At the end of the year	593,785	723,703

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31,
	2011	2010
Employee liabilities
Employee's statutory profit sharing	32,246	31,551
Employee severance indemnity (a)	44,598	46,459
Pension benefits (b)	43,621	45,243
Employee retention and long term incentive program	50,260	33,460
	170,725	156,713

Taxes payable	4,307	1,518
Derivative financial instruments	13,738	-
Miscellaneous	44,883	34,978
	62,928	36,496
	233,653	193,209

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(a) Employees’ severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2011	2010
At the beginning of the year	46,459	52,725
Current service cost	12,310	11,291
Interest Cost	1,676	2,094
Translation differences	(1,203)	(3,467)
Actuarial losses (gains)	937	(535)
Used	(15,899)	(18,177)
Increase due to business combinations	-	-
Other	318	2,528
At the end of the year	44,598	46,459

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2011	2010
Current service cost	12,310	11,291
Interest cost	1,676	2,094
Actuarial losses (gains)	937	(535)
Total included in Labor costs	14,923	12,850

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2011	2010
Discount rate	5% - 8%	5% - 8%
Rate of compensation increase	3% - 6%	3% - 6%

(b) Pension benefits

▪	Unfunded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are determined as follows:

	Year ended December 31,
	2011	2010	2009	2008	2007
Present value of unfunded obligations	63,133	52,917	44,261	40,339	36,153
Unrecognized actuarial losses	(20,611)	(15,643)	(11,235)	(14,580)	(13,137)
Liability	42,522	37,274	33,026	25,759	23,016
Actuarial gains and losses	6,011	5,141	(2,482)	2,104	8,243

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2011	2010
Current service cost	2,062	1,355
Interest cost	3,518	2,956
Net actuarial losses recognized in the year	959	536
Total included in Labor costs	6,539	4,847

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Unfunded (Cont.)

Movement in the present value of unfunded obligation:	Year ended December 31,
	2011	2010
At the beginning of the year	52,917	44,261
Translation differences	(210)	450
Transfers, reclassifications and new participants of the plan	969	2,453
Total expense	5,580	4,311
Actuarial losses	6,011	5,141
Benefits paid	(1,871)	(1,951)
Other	(263)	(1,748)
At the end of the year	63,133	52,917

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2011	2010
Discount rate	5% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are as follows:

	Year ended December 31,
	2011	2010	2009	2008	2007
Present value of funded obligations	172,116	162,740	144,005	117,463	142,452
Unrecognized actuarial losses	(38,754)	(20,425)	(10,053)	(4,581)	(1,404)
Fair value of plan assets	(134,581)	(134,346)	(120,505)	(99,511)	(122,187)
(Assets) / Liability (*)	(1,219)	7,969	13,447	13,371	18,861
Actuarial gains and losses - Liability	11,315	11,142	11,827	(11,787)	3,455
Actuarial gains and losses - Assets	8,813	(366)	(7,694)	18,820	(1,530)

(*) In 2011 $2.3 million corresponding to a plan overfunded was reclassified within other non-current assets.

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2011	2010
Current service cost	2,556	2,389
Interest cost	8,285	7,953
Net actuarial losses recognized in the year	1,599	866
Expected return on plan assets	(8,679)	(7,886)
Past service cost recognized	-	626
Total included in Labor costs	3,761	3,948

Movement in the present value of funded obligations:	Year ended December 31,
	2011	2010
At the beginning of the year	162,740	144,005
Translation differences	(2,888)	4,674
Total expense	10,841	10,342
Actuarial losses	11,315	11,142
Benefits paid	(10,077)	(7,895)
Contributions paid	185	-
Other	-	472
At the end of the year	172,116	162,740

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Funded (Cont.)

Movement in the fair value of plan assets:	Year ended December 31,
	2011	2010
At the beginning of the year	(134,346)	(120,505)
Translation differences	2,617	(3,729)
Expected return on plan assets	(8,679)	(7,886)
Actuarial losses (gains)	8,813	(366)
Contributions paid	(13,108)	(9,915)
Benefits paid	10,077	7,895
Other	45	160
At the end of the year	(134,581)	(134,346)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2011	2010
Equity instruments	55.5%	59.5%
Debt instruments	40.4%	33.3%
Others	4.1%	7.2%

The principal actuarial assumptions used were as follows:

Year ended December 31,
	2011	2010
Discount rate	5% - 6%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 4%
Expected rates of return of plan assets	3% - 7%	4% - 7%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

The employer contributions expected to be paid for the year 2012 amounts approximately to $6.1 million.

(ii)           Other liabilities – current

	Year ended December 31,
	2011	2010
Payroll and social security payable	207,371	187,034
Liabilities with related parties	745	426
Derivative financial instruments	32,011	11,971
Miscellaneous	46,635	34,159
	286,762	233,590

23           Non-current allowances and provisions

(i)           Deducted from non current receivables
	Year ended December 31,
	2011	2010
Values at the beginning of the year	(3,806)	(4,725)
Translation differences	276	201
Reversals / (Additional allowances)	3	(86)
Reclassifications	-	(37)
Used	82	841
At December 31,	(3,445)	(3,806)

(ii)           Liabilities

	Year ended December 31,
	2011	2010
Values at the beginning of the year	83,922	80,755
Translation differences	(7,480)	1,054
Additional provisions	10,402	7,290
Reclassifications	(274)	-
Used	(13,595)	(5,177)
At December 31,	72,975	83,922

24                 Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2011	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(20,828)	(6,574)	(151,439)
Translation differences	142	305	3,969
Additional allowances	(7,749)	(694)	(11,067)
Reclassifications	-	-	-
Used	2,486	1,283	5,800
At December 31, 2011	(25,949)	(5,680)	(152,737)

Year ended December 31, 2010	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(40,172)	(6,944)	(184,771)
Translation differences	424	44	(1,284)
Reversals / (Additional allowances)	17,095	(280)	34,044
Reclassifications	-	37	-
Used	1,825	569	572
At December 31, 2010	(20,828)	(6,574)	(151,439)

24                 Current allowances and provisions (Cont.)

(ii)           Liabilities

Year ended December 31, 2011	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,182	18,919	25,101
Translation differences	(534)	(493)	(1,027)
Additional allowances	10,915	15,941	26,856
Reclassifications	2,463	(2,038)	425
Used	(7,740)	(10,010)	(17,750)
At December 31, 2011	11,286	22,319	33,605

Year ended December 31, 2010	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,023	21,609	28,632
Translation differences	33	(657)	(624)
Additional allowances	14,195	5,195	19,390
Reclassifications	-	(5)	(5)
Used	(15,069)	(7,223)	(22,292)
At December 31, 2010	6,182	18,919	25,101

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:
	Year ended December 31,
	2011	2010

Foreign exchange derivatives contracts	5,238	28,259
Embedded Canadian dollar forward purchases	1,144	3,278
Contracts with positive fair values	6,382	31,537
Interest rate derivatives contracts	-	(5,359)
Foreign exchange derivatives contracts	(45,040)	(6,613)
Embedded Canadian dollar forward purchases	(709)	-
Contracts with negative fair values	(45,749)	(11,972)
Total	(39,367)	19,565

Foreign exchange derivative contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Purchase currency	Sell currency	Term	Fair Value at Dec-11	Fair Value at Dec-10
ARS	USD	2012	(842)	24,819
USD	BRL	2012	3,260	(2,087)
USD	KWD	2012	12	(1,732)
USD	CAD	2012	(749)	(1,563)
MXN	USD	2013	(41,163)	1,451
JPY	USD	2012	76	1,043
Others			(396)	(285)
Subtotal			(39,802)	21,646
CAD	USD (Embedded derivative)	2017	435	3,278
Total			(39,367)	24,924

25           Derivative financial instruments (Cont.)

Interest rate derivative contracts

The net fair values of interest rate derivatives were as follows:

Type of derivative	Receive Reference rate	Term	Fair Value at Dec-11	Fair Value at Dec-10
Swaps with KI (2.50%)	Libor 6M	2011	-	(5,359)
			-	(5,359)

Hedge Accounting

Tenaris applies hedge acccounting to certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2011 and 2010.

•	Foreign Exchange derivatives

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Purchase currency	Sell currency	Term	2011	2010	2011	2010
ARS	USD	2012	(842)	24,723	(8,067)	(1,482)
EUR	USD	2011	-	219	-	(622)
EUR	BRL	2013	161	(823)	(144)	(823)
USD	KWD	2011	-	(796)	-	(635)
EUR	MXN	2011	-	(255)	-	-
			(681)	23,068	(8,211)	(3,562)

•	Interest Rate derivatives

				Fair Value		Hedge Accounting Reserve
Type of				Year ended December 31,		Year ended December 31,
Derivative	Rate	Term	Rate	2011	2010	2011	2010
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	-	(5,359)	-	(5,367)
				-	(5,359)	-	(5,367)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-09	Movements 2010	Equity Reserve Dec-10	Movements 2011	Equity Reserve Dec-11
Foreign Exchange	1,005	(4,567)	(3,562)	(4,649)	(8,211)
Interest Rate	(17,716)	12,349	(5,367)	5,367	-
Total Cash flow Hedge	(16,711)	7,782	(8,929)	718	(8,211)

Tenaris estimates that the cash flow hedge reserve at December 31, 2011 will be recycled to the Consolidated Income Statement during 2012 and 2013.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position, results of operations and cash flows.

Conversion of tax loss carry-forwards
On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS107.8 million (approximately $25.2 million) at December 31, 2011, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Settlement with U.S. governmental authorities
In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA). The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”), and cooperated in the investigations conducted by the SEC and the DOJ.

On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. The settlements describe conduct by former Tenaris regional sales personnel relating to payments to officials of a state controlled oil and gas production company in the Caspian region, as well as certain record keeping and internal control failures relating to this conduct. The settlements also state that Tenaris voluntarily disclosed this conduct to the SEC and the DOJ in a timely and complete manner, conducted an internal investigation, provided thorough, real time cooperation to the SEC and the DOJ, and undertook remediation efforts, including voluntary enhancements to its compliance program. In the settlement with the SEC, Tenaris agreed to pay approximately $5.4 million in disgorgement of profits and interest, and in the settlement with the DOJ Tenaris agreed to pay a $3.5 million penalty. Tenaris timely paid those amounts to the DOJ and the SEC.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of December 31, 2011 the estimated aggregate amount of the contract at current prices is approximately $328 million.

•
A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of December 31, 2011 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $199 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

•
A Tenaris company entered  into a contract with Siderar, a subsidiary of Ternium, S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $94 million.

26           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2011, equity as defined under Luxembourg law and regulations consisted of:
(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2011	23,024,194
Total equity in accordance with Luxembourg law	24,932,518

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2011, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2011, distributable amount under Luxembourg law totals $23.6 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Gain from the transfer of shares in affiliated undertakings (*)	6,828,757

Other income and expenses for the year ended December 31, 2011	(35,127)
Dividends paid	(401,383)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Share premium	609,733
Distributable amount at December 31, 2011 under Luxembourg law	23,633,927

(*) In the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to Tenaris Investments S.àr.l. (“Tenaris Investments”) a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The corporate reorganization was completed in 2011, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the assets contributed.

27           Business combinations and other acquisitions

(a)	Non-controlling interests

During the year ended December 31, 2011, 2010 and 2009 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.6 million, $3.0 million and $9.5 million respectively.

(b)	Business acquisition

In October 2011, Tenaris acquired Pipe Coaters Nigeria Ltd (Pipe Coaters), through the payment of a price of $11.3 million. Tenaris holds 40% of the shares and get the control.

Net assets acquired amount to $24.7 million. Had the transaction been consummated on January 1, 2011, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

28           Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2011	2010	2009
	Inventories	(335,337)	(773,325)	1,414,157
	Receivables and prepayments	122,419	(51,449)	(52,395)
	Trade receivables	(456,874)	(111,340)	792,345
	Other liabilities	(26,787)	55,313	80,696
	Customer advances	(16,168)	(25,056)	(180,531)
	Trade payables	66,378	261,807	(316,924)
		(646,369)	(644,050)	1,737,348

(ii)	Income tax accruals less payments
	Tax accrued	525,247	450,004	513,153
	Taxes paid	(407,614)	(507,983)	(971,239)
		117,633	(57,979)	(458,086)

(iii)	Interest accruals less payments, net
	Interest accrued	21,568	31,248	90,896
	Interest received	38,398	44,269	26,900
	Interest paid	(84,846)	(57,817)	(141,963)
		(24,880)	17,700	(24,167)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	823,743	843,861	1,542,829
	Bank overdrafts	(8,711)	(23,696)	(14,122)
		815,032	820,165	1,528,707

As of December 31, 2011, 2010 and 2009, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32.

29           Discontinued operations (Cont.)

Analysis of the result of discontinued operations:

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	Year ended December 31,
2009
Loss for discontinued operations	(28,138)

Net loss for discontinued operations	(28,138)

(ii) Net cash flows attributable to discontinued operations

Year ended December 31,
2009
Net cash provided by operating activities	1,788
Net cash used in investing activities	(801)
Net cash provided by financing activities	5,306

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30           Related party transactions

As of December 31, 2011:

•
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At December 31, 2011, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $18.39 per ADS, giving Tenaris’ ownership stake a market value of approximately $422.4 million. At December 31, 2011, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $ 651.0 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	Year ended December 31, 2011
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	39,476	106,781	146,257
	Sales of services	14,732	4,740	19,472
		54,208	111,521	165,729

	(b) Purchases of goods and services
	Purchases of goods	170,675	22,134	192,809
	Purchases of services	88,707	113,764	202,471
		259,382	135,898	395,280

30           Related party transactions (Cont.)

	Year ended December 31, 2010
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	38,442	104,036	142,478
	Sales of services	12,073	4,063	16,136
		50,515	108,099	158,614

	(b) Purchases of goods and services
	Purchases of goods	169,506	30,671	200,177
	Purchases of services	63,043	132,614	195,657
		232,549	163,285	395,834

	Year ended December 31, 2009
(i)		Associated (1)	Other	Total
	Transactions
	(a) Sales of goods and services
	Sales of goods	25,561	75,097	100,658
	Sales of services	12,752	4,352	17,104
		38,313	79,449	117,762

	(b) Purchases of goods and services (2)
	Purchases of goods	40,171	9,705	49,876
	Purchases of services	89,023	71,541	160,564
		129,194	81,246	210,440

	At December 31, 2011
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	40,305	11,352	51,657
	Payables to related parties	(38,129)	(6,983)	(45,112)
		2,176	4,369	6,545

	(b) Financial debt
	Borrowings	(8,650)	(1,851)	(10,501)

	At December 31, 2010
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	39,761	28,557	68,318
	Payables to related parties	(17,534)	(19,110)	(36,644)
		22,227	9,447	31,674

	(b) Financial debt
	Borrowings	(3,843)	-	(3,843)

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)

	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.
(2) Includes $2.5 million of purchases to nationalized Venezuelan subsidiaries.

30           Related party transactions (Cont.)

Directors’ and senior management compensation

During the years ended December 31, 2011, 2010 and 2009, the cash compensation of Directors and Senior managers amounted to $27.6 million, $18.6 million and $18.2 million respectively. In addition, Directors and Senior managers received 555, 485 and 436 thousand units for a total amount of $4.9 million, $4.1 million and $3.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (d).

31           Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2011.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2011	2010	2009
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	41%	41%	40%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE, LLC (e)	USA	Manufacturing of welded steel pipes	0%	0%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM S.A. (f)	Mexico	Holding Company	0%	0%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS S.ar.l.	Luxembourg	Holding Company	100%	100%	0%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Hoding Company and financial services	100%	100%	0%
TENARIS INVESTMENTS SWITZERLAND AG	Switzerland	Holding Company	100%	100%	0%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

31           Principal subsidiaries (Cont.)

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 41% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.in which it holds 71%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters.
(e) Merged with Maverick Tube Corporation.
(f) Merged with Tubos de Acero de Mexico S.A.

32           Processes in Venezuela

Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

32           Processes in Venezuela (Cont.)

Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2011 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:
	Year ended December 31,
	2011	2010	2009
Audit Fees	5,398	4,291	3,966
Audit-Related Fees	99	77	267
Tax Fees	151	161	129
All Other Fees	4	88	-
Total	5,652	4,617	4,362

34           Subsequent events

Annual Dividend Proposal

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2012, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $449 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2011. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012. These Consolidated Financial Statements do not reflect this dividend payable.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”) acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share is BRL36, representing a total cost to Confab of approximately $500 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

34           Subsequent events (Cont.)

Tenaris agrees to pursue delisting tender offer for Confab’s shares

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012 a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

If the offer is approved, Tenaris will offer to pay a price in cash of Brazilian reais, or BRL, 5.85 per ordinary or preferred share. This price will be adjusted to deduct dividends or interest on capital declared or paid after December 1, 2011. The shareholders parties to the proposal have already agreed to the offer price and have committed to tender their shares into the offer.

If all Confab shares not already owned by Tenaris are acquired, the transaction would be valued at BRL 1,398 million (approximately $745 million, at the BRL/$ exchange rate as at December 31, 2011). If Tenaris does not reach the necessary 2/3 threshold for the delisting of Confab, it will nonetheless acquire up to 1/3 of the Confab shares held by the public.

Ricardo Soler
Chief Financial Officer